FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of May, 2002

Bennett Environmental Inc.
(Translation of registrant's name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: May 17, 2002

By: ____
[Print] Name: John A. Bennett
Title: Chief Executive Officer

KAK-Potential-Bennett-Form6-k.doc

BENNETT
ENVIRONMENTAL INC.



The Earth is Our Business

ANNUAL REPORT 2001

BENNETT
ENVIRONMENTAL INC.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and provides thermal solutions to contamination problems throughout Canada and the U.S.

Bennett Environmental's proprietary technology provides a safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Financial Highlights

	2002 (EST)	2001	2000
Revenues	43,000,000	23,422,574	7,966,574
Net Earnings (loss)	13,000,000	4,726,976	(2,258,314)
Earnings per Share (EPS)	1.26	0.46	(0.22)
Working Capital	22,373,000	9,168,260	5,381,735
Shareholders' Equity	32,286,000	20,675,431	14,594,322
Total Assets	43,108,000	29,437,090	19,658,987


Revenues
2002 (EST)
2001
2000
43.0
23.4
8.0


Earning per Share (EPS)
02
01
00
1.26
0.46
(0.22)


Working Capital
02
01
00
22.4
9.2
5.4

I am very pleased with the results we achieved in 2001. We significantly exceeded all expectations. Our business plans are progressing well and we're doing what we said we would do. With the tightening environmental regulations in Canada and the U.S. and increased spending on environmental clean up, we should see significant growth for our services for the foreseeable future.



John A. Bennett
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Shareholders,

It gives me great pleasure to report on your Company's performance for the year ended December 31, 2001. The significant improvement in financial performance has proven that the initiatives taken in 2000 were exactly what was needed for us to continue to build a dynamic, growing and profitable leading–edge environmental company. We are now one of the recognized leaders in the high temperature treatment of contaminated soil in North America.

Additionally, initiatives to introduce U.S. based investors to the Company's stock have paid off in increasing shareholder value. A listing was obtained on the American Stock Exchange (AMEX) with trading beginning in July 2001. A series of investor presentations were made to the investment community in major U.S. cities throughout the last half of 2001. This created awareness of the exciting future growth and profitability of your company and has spurred demand for the Company's shares.

The year 2001 heralded major environmental regulatory change, which will have a significantly positive effect on the demand for the Company's services. The Province of Quebec enacted sweeping regulations that prohibited land filling of contaminated material without prior treatment, such as that which we offer our clients. In December, the Province of Ontario announced draft legislation, similar to Quebec, to curtail disposal of untreated hazardous waste in Ontario landfill sites. In January 2002, President Bush signed into law a bill to increase funding to the states by $200 million U.S. per year to clean-up contaminated industrial sites in major U.S. urban areas as part of the "Brownfield" initiatives. The U.S. Dept. of Defense now has a mandate from the President to clean up their redundant sites and return them to private use. The budgets are in place to complete this very costly program.

We would like to welcome two new members to the Board. David Williams, President of Roxborough Holdings Ltd. and Adam Lapointe, President of Pluri-Capital Inc. both joined the Board in December and bring a wealth of entrepreneurial talent and corporate management skill to the Company. I would like to thank Michel Belley for the many years he served as a dedicated member of our Board of Directors.

Given our large and increasing backlog of orders, tightening regulations, proven proprietary technology and high customer satisfaction, the future has never looked so bright.

John A. Bennett
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

President's Message

The plans we put in place in 2000, particularly the investment in sales and marketing, have yielded great results. Bennett is experiencing a significant increase in business and is on track to meet our aggressive growth targets. Our plant in Saint Ambroise, Quebec, is running well and has met all the challenges of significantly increasing production levels.



Peter D. Richardson
PRESIDENT

Dear Shareholders,

We had a very successful sales year in 2001. We grew our sales revenue from $8.0 million in 2000 to over $23 million in 2001 and have built momentum to take this to much higher levels in 2002 and beyond. We have strengthened our sales force with experienced, seasoned professionals and focused them on the key remediation contractors from whom we get a lot of our business. Our strategic alliances with Onyx Environmental and IT Corp, two of the largest U.S. environmental companies, have paid off with these companies being a source of new business and sales leads. We are currently working on the largest off-site remediation contract in the U.S. This contract, which is for the treatment of creosote-contaminated soil from a superfund site in New Jersey, was our largest contract for 2001. But this wasn't the only contract we received. Revenues for 2001 were made up of soil from 21 different contracts from as far north as Hudson's Bay, to as far east as Rhode Island and Labrador and throughout the North Eastern States, Ontario and Quebec. Our sales team is actively bidding on new projects and in discussions with government agencies, environmental site remediators and Fortune 500 customers on hundreds of contaminated sites expected to be cleaned up over the next several years.

Our plant in Saint Ambroise, Quebec, operated very efficiently throughout the year, but the kiln was of an older vintage and even though permitted capacity was 100,000 tonnes per year, the processing capacity of the old kiln could achieve only 65,000 tonnes per year. One of the stated objectives in 2001 was to increase the engineered capacity of the plant in order to operate close to the permitted capacity. In October 2001, we did this. We took the opportunity to change-out the old kiln with a newer, larger and more efficient kiln, capable of achieving throughput up to 100,000 tonnes per year.

We plan to build our next plant in Kirkland Lake, Ontario, and have it operational in 2003. We began the permitting process in 1999 and the goal is now in sight. We have fulfilled all regulatory requirements and we have strong community support. We expect the permit in the second half of this year and construction will commence shortly after. In all, we had a great year and have a very positive outlook.

Peter D. Richardson
PRESIDENT



The U.S. Environmental Protection Agency (EPA) estimates the cost of remediating contaminated sites in the U.S. to be in excess of U.S. $187 billion. EPA identified sites which require emergency clean-up are estimated to be in excess of U.S. $7 billion, of which we estimate the soils market to be about U.S. $2.8 billion. This represents an enormous potential opportunity in a market in which Bennett is well positioned and is now recognized as being the market leader in the high temperature treatment of contaminated soil. In addition, Canadian totals are considered to be approximately 10% of the U.S.



New Opportunities

Initiatives taken in 2001 to tap the potential of the U.S. market have paid off. First, we marketed our services to the key U.S. environmental contractors within each EPA region in the U.S., making them aware of our superior capabilities and keen customer commitment. Next, we leveraged our strategic partnerships with two of the leading U.S. environmental service companies, IT Corp and Onyx Environmental Services. These leading companies have sales offices in every major centre in the U.S.

These initiatives are bearing fruit as evidenced by the sales success we had in 2001 and the bidding activity experienced to date in 2002. In 2001, revenues were made up from 21 different contracts from as far north as Hudson's Bay, to as far east as Rhode Island and Labrador and throughout the North East United States, Ontario and Quebec.

Opportunities in 2002 will be to focus on key customers such as the Canadian government and U.S. military, major environmental site remediation contractors and areas of new government funding, such as the "Brownfield" initiatives in the U.S. and Canada. We will also pursue sites contaminated with chemicals where we have demonstrated our strengths, such as wood treatment wastes and dioxins.

Opportunities abound from all corners of North America for the elimination of contaminants from soil. Tightening environmental regulations, increased government funding and heightened public awareness are creating new clean-up opportunities from as far north as the Canadian Arctic, to industrialized areas in the North East U.S. and Eastern Canada, to urban Brownfield sites and military bases across the U.S. Bennett Environmental is actively marketing its services to these new business opportunities.



Our Business

To satisfy the growing demand for remediation services, we are committed to the expansion program started in 1999 that includes the establishment of a new treatment facility in Kirkland Lake, Ontario. Permitting for the planned 200,000 tonne treatment facility is progressing well. The Company invested an additional $993,927 in 2001 for a total of $2,722,466 in its permitting activities for the new facility in Kirkland Lake. The citizens of Kirkland Lake and its administrators continue to support our proposed treatment plant in their region. It is anticipated that the permit will be granted in the last half of 2002 and construction will begin shortly afterwards. Operations are expected to begin in late 2003.

By capitalizing on new opportunities, filling our existing plant to capacity, completing our expansion plans and concurrently building a backlog of profitable contracts, we will maximize shareholder value and build on our successes to date.





The Récupère Sol Inc. (RSI) facility in Saint Ambroise, Quebec employs proprietary, state of the art high temperature thermal oxidation technology that attains a Destruction and Removal Efficiency of 99.99999%, which is 50 to 100 times better than permitted levels. Bennett's technology, designed and constructed by the Bennett team, destroys all contaminants below detection levels resulting in the elimination of the customer's liability and removal of health and safety risks.


Technology Is

Saint Ambroise, Quebec, Treatment Facility

Owners of contaminated sites want complete, cost-effective solutions like Bennett's to destroy contaminants to meet regulatory requirements and permanently eliminate future liability. The facility in Quebec offers the best performing, most economical high temperature thermal treatment for impacted soil in North America. Once treated soil is tested to verify the removal of contaminants, a recognized Certificate of Destruction is issued certifying the elimination of risk.

During the year, many perspective and established customers, U.S. and Canadian regulators conducted audits of our treatment facility as part of their due diligence requirements. Our treatment facility met and exceeded the expectations of all existing and perspective customers. Our continual monitoring and stringent regulatory test results confirm the superior waste destruction efficiency of our technology.

In the last quarter of 2001, we took the opportunity to upgrade the facility to install state of the art equipment and to build more spacious and comfortable surroundings for our employees. As expected, we now achieve a higher level of capacity, increased cost efficiency and superior control over every aspect of the thermal oxidation process. We truly have a world-class facility.

Thermal Oxidation Process

Our proprietary process is a two-stage process in which soil is heated in the Primary Combustion Chamber at temperatures nearing 1000C to remove contaminants. The contaminants are then completely destroyed at even higher temperatures in the Secondary Chamber. The resulting treated soil is tested and then disposed in regulated landfills. All emissions are continuously monitored to ensure the safe operation of the facility.


COOLING WATER
COMPRESSOR
CONTINUOUS MONITORING OF EMISSIONS
SECONDARY AIR INTAKE
SECONDARY COMBUSTION CHAMBER
QUENCH TOWER
FILTRATION UNIT
STACK
PRIMARY COMBUSTION CHAMBER
FUEL
CONTAMINATED VAPOR
CONTAMINATED SOIL
PREPARATION
I. D. FAN
PRIMARY AIR INTAKE
TREATED MATERIALS
TEST
USED LIME
FILTERED DUST
MEASURING UNIT
ACTIVATED CARBON + NEUTRALIZING AGENT (HYDRATE OF LIME)
TO THE AUTHORIZED DISPOSAL SITE
RECYCLED SOIL
AIR COMPRESSOR

Our Business



New Proposed Treatment Facility

To satisfy the expected demand for soil treatment services, we committed to an expansion program in 1999 that includes the establishment of a new treatment facility in Kirkland Lake, Ontario. Permitting for the planned 200,000 tonne facility is progressing as expected, the Company invested $933,927 during 2001 on permitting activities. Upon award of the permit, construction is expected to begin in late 2002 with the plant processing commencing in late 2003. Construction is expected to cost around $25 million and be funded through internal cash flow and short-term loans from financial institutions.

The citizens of Kirkland Lake and its administrators continue to be supportive of our efforts to locate within the region.



New opportunities abound throughout North America to expand both the type of contaminants we treat and the number of customers that will require our services. Our marketing activities will focus on new emerging market niches and new customers that we can provide with an economic solution to their environmental problems. Our goal is to broaden the awareness of our service capabilities throughout North America with government agencies, environmental site contractors and Fortune 500 companies.

Zul Tejpar
VICE PRESIDENT,
BUSINESS DEVELOPMENT





Teamwork Is



Danny Ponn
VICE PRESIDENT,
ENGINEERING AND
CHIEF OPERATING OFFICER

It is important to not only provide engineering support for the existing plant, but to ensure our proposed new facility surpasses all stakeholders' expectations. Our existing plant is a state of the art treatment facility that is engineered to surpass the most stringent safety standards and meet the capacity demands of a growing business. We began the permitting process for the proposed Kirkland Lake treatment facility in 1999 and the end is in sight. We plan to construct later this year to the same exacting standards as the existing facility in Quebec.

The safe, efficient operation at our Saint Ambroise, Quebec, facility is the primary objective for our highly skilled team of professionals, technicians and operators. In 2001, we upgraded the facility to meet the growing demand for our services and to increase operating efficiency. We are a major benefactor in the community and support local charities, youth groups and not-for-profit organization. Where possible, we support local suppliers and provide venture capital to establish new local businesses. We have the safest, most efficient facility in North America and we intend to keep it that way.

Jean-François Landry
GENERAL MANAGER,
RÉCUPÈRE SOL INC.





Our Business



Rick Stern
CHIEF FINANCIAL OFFICER

Our goal is to ensure the continued profitable operations of the company and to determine the appropriate business strategies to significantly enhance shareholder value. We have been successful in executing our business plans and have delivered significant returns to our shareholders. We have done what we told our investors we would do, and in most cases, have exceeded expectations. With the growth strategy we have in place, we intend to continue this trend.

Our company plays an important role in improving both the environment and the community we live in. We are proud to have developed proven technology that helps rid communities of contamination problems and clean the environment for the safe enjoyment of generations to come. Bennett is also an active participant in supporting charitable events, youth groups and community organizations. Through Pluri-Capital Inc., our Company provides investment capital for new emerging environmentally responsible companies dedicated to waste recycling and reduction in the use of hazardous chemicals. Bennett's treatment facility is regarded as the safest facility of its kind in the world and far surpasses all the most stringent criteria.


Bennett Mountaineering Base
Outward Bound
Western Canada

The Outward Bound Mountain School near Pemberton, B.C. has been renamed the Bennett Mountain School in recognition of John Bennett's exceptional support of Outward Bound in Canada.

Improves The Environment and The Community We Live In

John strongly believes that the environment needs responsible stewardship and has advocated that businesses should be proactive in protecting the environment. Over the years, John has pushed for a collaborative approach to environmental stewardship, where all interested groups can work on achieving common goals. John founded the Canadian Environmental Industry Association (CEIA) in 1988 and was President from 1988 to 1992. The CEIA encourages the Government and Industry to responsibly manage the environment, and its various members have developed the technology and infrastructure to allow this to happen.

Financial Review



Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2001 and December 31, 2000

In Canadian Dollars

Years Ended December 31	**2001**	2000	Change
Revenues	**23,422,574**	7,966,574	15,456,000
Operating Costs	**10,990,627**	4,883,612	(6,107,015)
Administration & Business Development	**4,337,901**	4,993,440	655,539
Net Income (loss)	**4,726,976**	(2,258,314)	6,985,290
EPS – Basic	**0.47**	(0.22)	0.69
EPS – Fully Diluted	**0.46**	(0.22)	0.68

RESULTS OF OPERATIONS

Bennett Environmental Inc. had a net income of $4,337,901 or $0.46 fully diluted per share, for the year ended December 31, 2001, compared to a net loss of ($2,258,314) or ($0.22) fully diluted loss per share for the twelve months ended December 31, 2000. The Company generated revenues of $23,422,574 for the year ended December 31, 2001, an increase of $15,456,000 or 194% compared to $7,966,574 in the corresponding period in 2000. The Company recognizes revenue when the soil is treated or services are performed in accordance with the terms of the remediation contracts with its customers, which specify the customer's requirements including treatment and disposal of the soils.

During 2001, the Company secured sufficient contracts (21 in total) to maintain the utilization level of the Company's treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 18,000 tonnes of untreated soil in backlog at the treatment facility. This increase in sales is primarily due to strategic partnerships with leading US environmental site remediation companies and increased focus on the US market. The Company has invested in its sales and marketing efforts in 2001, and will continue to invest in this function to establish a stronger presence in the market.

The Company's operating costs during the year ended December 31, 2001 increased by $6,107,015, or 125% from $4,883,612 to $10,990,627, compared to the corresponding period in the prior year. The majority of this increase in operating costs can be attributable to the higher utilization of the Company's treatment facility, due to the increase in sales. The operating margin based on sales for the year ended December 31, 2001, was 53%, compared to 39% for the year ended December 31, 2000. The operating margin increased during 2001, as the Company's fixed costs for non discretionary expenses such as insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts remained the same, while the volumes of soil processed at the plant significantly increased. In addition, the operating margins increased as a result of lower fuel (propane) costs, which decreased by an average of $0.06 per litre, from an average of $0.32 per litre in 2000 to $0.26 per litre for 2001.

The Company's Business Development, General and Administration (SG&A) expenses decreased by $655,539, or 13%, from $4,993,440 for the year ended December 31, 2000 to $4,337,901 for the year ended December 31, 2001. This decrease in SG&A expenditures during 2001 was a result of write-offs made in 2000 of costs for potential acquisitions and bad debts and provisions made to accrue for the costs of moving its corporate head office to Toronto, Ontario from Vancouver, B.C. During the year ended 2000, the Company wrote-off costs associated with abandoned acquisition costs and bad debts totaling $752,804. The write-offs included $461,247, written off during 2000 when the Company decided to abandon its potential acquisitions, included in the write-off was $371,163 for costs associated with the potential acquisition of a site in West Virginia, where the Company had intended to establish a thermal treatment facility. The Company decided that due to regulatory hurdles associated with the permitting and changing the land use for the site, and the current limited market in the U.S. for the incineration of PCB contaminated soils, it would not proceed with the acquisition and development of the site. Consequently, the Company wrote off all capitalized costs associated with that project. In addition, during the year ended 2000, the Company wrote off $291,557 of its accounts receivable. Included in the write-off was $262,021 owed to the Company by one customer, which was written off pursuant to a negotiated settlement in the second quarter. As a result of the decision to move the Company's head a provision of $280,000 was accrued during 2000 and included in SG&A.

The net increase in SG&A, after one time charges incurred in 2000, was $377,265, attributable to the significant investment made by the Company to strengthen its management team and to increase its sales and marketing efforts.

Interest expenses incurred during the year, increased by $165,710 from $62,715 to $228,425 as a result of the use of an imputed interest rate calculated into the loan due to IT Corp on vendor financed equipment.

LIQUIDITY AND CAPITAL RESOURCES

Operations

At December 31, 2001, the Company had cash and cash equivalents of $3,040,080, a decrease of $718,256 compared with $3,758,336 at December 31, 2000. The Company generated $7,328,299 of cash for its operations during the year ended December 31, 2001, compared with ($1,022,073) of cash utilized from operations during the corresponding period in 2000. Changes in non-cash working capital balances utilized cash of $5,181,200, during the year ended December 31, 2001, compared to a cash utilization of $1,888,650 during the year ended December 31, 2000. Total working capital at December 31, 2001 was $9,168,260, compared with $5,381,735 at December 31, 2000.

Investing

The Company utilized cash of $3,878,837 for investment activities during the year ended December 31, 2001 compared to a cash utilization of $6,797,020 during the corresponding period of the previous year.

The Company used $2,759,910 of cash for capital expenditures during the year ended December 31, 2001, compared with a use of cash for capital expenditures of $5,925,047 in the corresponding period in 2000. The majority of this capital expenditure was used to change out the kiln at our treatment facility in Quebec in October 2001. Of the total capital expenditures during the year ended December 31, 2000, $4,598,240 were used to acquire thermal treatment equipment from IT Corp. In addition, the Company incurred $993,927 of costs associated with its permitting activities in Kirkland Lake, Ontario, up from $871,973 incurred in 2000. These permitting costs for Kirkland Lake have been capitalized and recorded as other assets.

Financing

The Company announced its intention to renew its Normal Course Issuer Bid on September 28, 2001. Under the terms of the issuer bid, the Company can purchase up to 506,807 Common Shares on the Toronto Stock Exchange until October 2, 2002. During the year ended December 31, 2001, the Company repurchased 35,200 common shares from the Normal Course Issuer Bid that was announced on July 7, 2000 and expired on July 6, 2001.

In addition, during the year ended December 31, 2001, the Company decreased its long-term debt (including current portion) by $1,017,070, compared with an increase of long-term debt of $3,064,111 during the corresponding period in 2000. The Company repaid long-term debt of $340,651 during the year compared with a repayment of long-term debt of $425,569 in the previous year. Of the Company's remaining long-term debt, $116,390 is repayable only if the Company sells kilns, which the Company currently has no plans to do.

The Company's net working capital position should be sufficient to meet the Company's obligations and capital requirements for the next twelve months. The Company has no plans to raise additional capital at this time.

FUTURE INCOME TAXES

The Company became fully taxable as of the end of the year and has used all tax loss carry forwards. In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants ("CICA") for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. The future income tax liability has been calculated at $1,077,525 for the year. This balance will be paid in future years.

IMPACT OF INFLATION AND CHANGING FUEL PRICES

The Company uses propane as fuel for its incinerator, and is therefore exposed to fluctuations in fuel prices. During the year 2001, the market price for fuel (propane) decreased $0.06 per litre, from an average of $0.32 per litre in 2000 to an average of $0.26 per litre. The Company has not implemented any strategies to hedge against increasing fuel prices, but it will consider implementing hedging strategies when appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2001 and December 31, 2000

In Canadian Dollars

Years Ended December 31	**2000**	1999	Change
Revenues	**7,966,574**	22,052,751	(14,086,177)
Operating Costs	**4,883,612**	12,347,557	(7,463,945)
Administration & Business Development	**4,993,440**	1,853,196	3,140,244
Net Income (loss)	**(2,258,314)**	6,341,224	(8,599,538)
EPS – Basic	**(0.22)**	0.69	(0.91)
EPS – Fully Diluted	**(0.22)**	0.62	(0.84)

RESULTS OF OPERATIONS

Bennett Environmental Inc. incurred a net loss of ($2,258,314), or ($0.22) fully diluted loss per share, for the year ended December 31, 2000, compared to a net income of $6,341,224 or $0.62 fully diluted earnings per share for the twelve months ended December 31, 1999. The Company generated revenues of $7,966,574 for the year ended December 31, 2000, a decrease of $14,086,177 or 64% compared to $22,052,751 in the corresponding period in 1999. The Company recognizes revenue when the soil is treated or services are performed in accordance with the terms of the remediation contracts with its customers, which specify the customer's requirements including treatment and disposal of the soils.

During 2000, the Company did not secure sufficient contracts to maintain the utilization level of the Company's treatment facility in Quebec as it had in the previous year. This was primarily due to stronger competition from Canadian landfills in the U.S. market and limited market penetration for the Company's services in the U.S. The Canadian landfills have been successfully targeting U.S. customers whose soils are restricted from being disposed of in U.S. landfills by the U.S. Environmental Protection Agency's land disposal restrictions, to landfill their contaminated soil in Canada, circumventing the U.S. EPA's land disposal restrictions. The Company has invested in its sales and marketing efforts in 2000, and will continue to invest in this function to establish a stronger presence in the market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The decrease in sales revenues was marginally offset by an increase in other income for the year ended December 31, 2000 of $558,050 from $183,192 for the year ended December 31, 1999 to $741,242. The additional interest income was generated on the Company's cash and cash equivalent deposits. Interest was also earned from an investment made by the Company in Unisphere Waste Converters Ltd. ("Unisphere"), which was secured by a debenture. The debenture was repaid on December 30, 2000. This investment paid interest at a rate of 16% per annum and included 666,664 common share purchase warrants. 400,000 of the common share purchase warrants are each convertible into one Unisphere common share at a price of $1.10 per share until March 1, 2002 and 266,664 common share purchase warrants are each convertible into one Unisphere common share at $1.10 per share until September 1, 2010.

The Company's operating costs during the year ended December 31, 2000 decreased by $7,463,945, or 60% from $12,347,557 to $4,883,612, compared to the corresponding period in the prior year. The majority of this decrease in operating costs can be attributable to the lower utilization of the Company's treatment facility, due to the decline in sales. The operating margin based on sales for the year ended December 31, 2000, was 39%, compared to 44% for the year ended December 31, 1999. The operating margin declined during 2000, as the Company continued to incur fixed costs for non discretionary expenses such as insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts, while the plant was shut down awaiting soils to process. In addition, the operating margins declined as a result of higher fuel (propane) costs, which increased by an average of $0.09 per litre, or 39%, from an average of $0.23 per litre in 1999 to $0.32 per litre for 2000.

The Company's General and Administration expenses increased by $3,140,244, or 169%, from $1,853,196 for the year ended December 31, 1999 to $4,993,440 for the year ended December 31, 2000. This increase in G&A expenditures during 2000 was a result of write-offs of costs for potential acquisitions, provisions made to accrue for the costs of moving its corporate head office to Toronto, Ontario from Vancouver, BC, and investment by the Company in its sales and marketing efforts. During the year, the Company wrote off costs associated with abandoned acquisition costs and bad debts totaling $752,804, which represents 24% of the increase in the G&A expenditures. The write-offs included $461,247, written off during the year when the Company decided to abandon its potential acquisitions. Included in the write-off was $371,163 for costs associated with the potential acquisition of a site in West Virginia, where the Company intended to establish a thermal treatment facility. The Company decided that due to regulatory hurdles associated with the permitting and changing the land use for the site, and the current limited market in the

U.S. for the incineration of PCB contaminated soils, it would not proceed with the acquisition and development of the site. Consequently, the Company wrote off all capitalized costs associated with that project. In addition, during the year, the Company wrote off $291,557 of its accounts receivable. Included in the write-off was $262,021 owed to the Company by one customer, which was written off pursuant to a negotiated settlement in the second quarter. As a result of the decision to move the Company's head, a provision of $280,000 was accrued during the year and included in G&A. In addition, included in the G&A are bonuses of $403,800 based on the company's audited results for 1999 paid to the key employees.

The remaining increase in the G&A was attributable to the significant investment made by the Company to strengthen its management team, to increase its sales and marketing efforts. This required the Company to increase its administrative support costs, travel costs and communications expenditures.

Interest expenses incurred during the year, decreased by $147,877 or 70% from $210,592 to $62,715 as a result of decreased utilization of bank lines of credit, and the elimination of the three series of convertible debentures, which were converted during 1999.

LIQUIDITY AND CAPITAL RESOURCES

Operations

At December 31, 2000, the Company had cash and cash equivalents of $3,758,336, a decrease of $7,533,173 compared with $11,291,509 at December 31, 1999. The Company utilized $1,022,073 of cash for its operations during the year ended December 31, 2000, compared with $6,975,605 of cash generated from operations during the corresponding period in 1999. Changes in non-cash working capital balances utilized cash of $1,888,650 during the year ended December 31, 2000 compared to a cash generation of $952,389 during the year ended December 31, 1999. Total working capital at December 31, 2000 was $5,381,735 compared with $11,089,394 at December 31, 1999.

Investing

The Company utilized cash of $6,797,020 for investment activities during the year ended December 31, 2000 compared to a cash utilization of $1,002,078 during the corresponding period of the previous year.

The Company used $5,925,047 of cash for capital expenditures during the year ended December 31, 2000 compared with a use of cash for capital expenditures of $696,732 in the corresponding period in 1999.

Of the total capital expenditures during the year ended December 31, 2000, $ 4,598,240 was used to acquire thermal treatment equipment from IT Corp and $1,086,112 was used for improvements at the Company's Quebec treatment facility. In addition, the Company incurred $871,973 of costs associated with its permitting activities in Kirkland Lake, Ontario. These permitting costs for Kirkland Lake have been capitalized and recorded as other assets.

Financing

The Company announced its intention to renew its Normal Course Issuer Bid on July 7, 2000. Under the terms of the issuer bid, the Company can purchase up to 913,379 Common Shares on the Toronto Stock Exchange until July 6, 2001. During the year ended December 31, 2000, the Company repurchased 293,200 common shares (56,700 shares in 1999) at a cost of $1,290,363 ($347,065 in 1999) through The Toronto Stock Exchange under terms of the Normal Course Issuer Bid. During the year ended December 31, 2000, 156,014 common shares (996,809 in 1999) were issued on exercise of options and warrants, for total proceeds of $826,390 ($3,560,630 in 1999). The Company extended the expiry date of 109,780 share purchase warrants from July 5, 2000, to a date which is the earlier of December 29, 2003 or the date which is 30 days from the date that the average closing price of Company's shares trade on the Toronto Stock Exchange at a price over $5.88 for ten consecutive days.

In addition, during the year ended December 31, 2000, the Company increased its long-term debt (including current portion) by $3,064,111, compared with an increase of long-term debt of $351,438 during the corresponding period in 1999. The Company repaid long-term debt of $425,569 during the year compared with a repayment of long-term debt of $1,010,738 in the previous year. The Company had no additional capital lease obligations compared to additional capital lease obligations of $351,438, during the year ended December 31, 1999. Of the Company's remaining long-term debt, $116,390 is repayable only if the Company sells kilns, which the Company currently has no plans to do; $200,000 of the bank debt is interest free until July 2001, and repayable after that date at a monthly rate of $3,333 plus interest at an annual rate of 6.52% until December 2006.

Recorded as long-term debt is $3,064,111 payable to IT Corp as part of the consideration for the purchase of the thermal treatment equipment. The Company has recorded the debt payable to IT Corp as net of a discount of $725,090 reflecting an imputed interest rate of 7% on the interest free facility. This discount will be amortized and charged to income over the five-year term of the loan. In addition, IT Corp has agreed to reduce $757,840 of the debt if IT Corp does not deliver a minimum of 10,000 tonnes of soils for treatment to the Company by April 30, 2006.

The Company's net working capital position should be sufficient to meet the Company's obligations and capital requirements for the next twelve months. The Company has no plans to raise additional equity capital at this time.

FUTURE INCOME TAXES

In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants ("CICA") for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. Previously, the Company followed the deferral method of accounting for income taxes, which related the provision for income taxes to the accounting income for the period. Under the deferral method, the amount by which the income tax provision differed from the amount of income taxes currently payable was considered to represent the deferral to future periods of benefits obtained or expenditures incurred in the current period. The accumulated income tax allocation debit or credit balance was not adjusted to reflect subsequent changes in income tax rates. Also, under the deferral method, tax benefits related to accounting losses could only be recognized in the period the loss was incurred if there was virtual certainty of realizing these benefits. As a result of adopting this new accounting standard for future income taxes, the company applied a valuation allowance of $592,104, thereby reducing its future income tax asset at December 31, 2000 from a value of $914,322 to $322,218.

Management's Responsibility For Financial Reporting

The consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this annual report and for ensuring that this information is consistent, where appropriate with the information contained in the financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts that are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The shareholders' auditors, KPMG LLP, have conducted an independent examination of the financial statements. Their examination includes a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in Canada.

John Bennett
CHIEF EXECUTIVE OFFICER

Rick Stern
CHIEF FINANCIAL OFFICER

January 22, 2002

Auditors' Report To The Shareholders

We have audited the consolidated balance sheets of Bennett Environmental Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
January 22, 2002

Consolidated Balance Sheets

(Expressed in Canadian dollars) December 31, 2001 and 2000

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,040,080	$ 3,758,336
Accounts receivable	9,810,018	3,004,914
Work-in-progress	1,703,057	65,578
Income taxes receivable	–	355,000
Prepaid expenses and other	153,222	213,194
	14,706,377	7,397,022
Future income tax assets (note 8)	–	322,218
Property, plant and equipment (note 4)	12,008,247	10,184,194
Other assets (note 5)	2,722,466	1,755,547
	$ 29,437,090	$ 19,658,981
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,266,594	$ 1,512,764
Income taxes payable	1,092,581	–
Current portion of long-term debt (note 6)	1,178,942	502,523
	5,538,117	2,015,287
Future income tax liability (note 8)	1,077,525	–
Deferred revenue	187,060	73,345
Long-term debt (note 6)	1,958,957	2,976,027
Shareholders' equity		
Share capital (note 7)	20,820,249	19,400,912
Deficit	(144,818)	(4,806,590)
	20,675,431	14,594,322
	$ 29,437,090	$ 19,658,981

Commitments (note 12)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

John Bennett
DIRECTOR

David Williams
DIRECTOR

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars) December 31, 2001 and 2000

	2001	2000
Sales	$ 23,422,574	$ 7,966,574
Expenses		
Operating costs	10,990,627	4,883,612
Administration and business development	4,337,901	4,993,440
Amortization	1,070,499	1,038,943
Interest expense	228,425	62,715
Foreign exchange	86,861	3,993
	16,714,313	10,982,703
Operating income (loss)	6,708,261	(3,016,129)
Other income	487,377	741,242
Earnings (loss) before income taxes	7,195,638	(2,274,887)
Income tax expense (recovery) (note 8):		
Current	1,068,919	(13,162)
Future	1,399,743	(3,411)
	2,468,662	(16,573)
Net earnings (loss)	4,726,976	(2,258,314)
Deficit, beginning of year	(4,806,590)	(1,715,835)
Share purchase in excess of assigned value	(65,204)	(832,441)
Deficit, end of year	$ (144,818)	$ (4,806,590)
Basic earnings (loss) per share (note 10)	$ 0.47	$ (0.22)
Fully diluted earnings (loss) per share (note 10)	$ 0.46	$ (0.22)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars) December 31, 2001 and 2000

	2001	2000
CASH PROVIDED BY (USED IN)		
Operations		
Net earnings (loss)	$ **4,726,976**	$ (2,258,314)
Items not involving cash:		
Amortization	**1,070,499**	1,038,943
Write-off of deferred acquisition costs	–	374,808
Loss on disposal of assets	**17,366**	2,696
Future income taxes	**1,399,743**	(3,411)
Deferred revenue	**113,715**	(176,795)
	7,328,299	(1,022,073)
Changes in non-cash working capital		
Accounts receivable	**(6,805,104)**	(743,382)
Work-in-progress	**(1,637,479)**	(65,578)
Income taxes receivable	**355,000**	(355,000)
Prepaid expenses and other	**59,972**	(139,760)
Accounts payable and accrued liabilities	**1,753,830**	(413,863)
Income taxes payable	**1,092,581**	(171,067)
	(5,181,200)	(1,888,650)
Investments		
Purchase of capital assets	**(2,759,910)**	(5,925,047)
Increase in deferred business development costs	**(125,000)**	–
Increase in permitting costs	**(993,927)**	(871,973)
	(3,878,837)	(6,797,020)
Financing		
Increase in long-term debt	–	3,064,111
Repayments of long-term debt	**(340,651)**	(425,569)
Share capital, issued for cash	**1,487,273**	826,390
Repurchase of share capital	**(133,140)**	(1,290,362)
	1,013,482	2,174,570
Decrease in cash and cash equivalents	**(718,256)**	(7,533,173)
Cash and cash equivalents, beginning of year	**3,758,336**	11,291,509
Cash and cash equivalents, end of year	$ **3,040,080**	$ 3,758,336
Supplementary disclosure of cash flow information		
Cash paid for:		
Interest paid	$ **228,425**	$ 15,664
Income taxes paid	**19,512**	261,100

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2001 and 2000

1. OPERATIONS

The Company was incorporated on July 29, 1992 in the province of British Columbia and carries on the business of remediating chlorinated hydrocarbon contaminated soil. The treatment of soil is performed using the Company's thermal oxidation technology. In 1998, the Company commenced operations of its remediation site located in St. Ambroise, Quebec.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries Bennett Remediation Services Ltd. ("BRS"), Bennett RemTech Ltd. ("BRT"), Bennett Environmental U.S., Inc. ("BEIUS"), Bennett Environmental USA Inc. and Récupère Sol Inc. ("RSI"). All material related intercompany transactions and balances have been eliminated on consolidation.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, deposits and deferred acquisition costs and capital and other assets, income taxes, deferred revenue, and long-term debt at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(d) Work-in-progress:

Work-in-progress relates to costs incurred to ship untreated soil to the treatment facility and other treatment costs for soil for which treatment is not complete. These amounts will be expensed when the related treatment of the related soil is complete.

(e) Property, plant and equipment and other assets:

Property, plant and equipment and other assets are recorded at cost. Amortization is not taken until the asset has been put into use by the Company. Goodwill and other intangible assets are included in other assets and are carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic lives of the respective assets, estimated to be twelve years. The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairments, if any, when the estimated undiscounted future cash flows are expected to be less than the carrying value of the asset. In the year of an impairment in value, the carrying value of the capital and other assets is reduced by a charge to earnings.

Amortization is provided for using the following methods and annual rates:

Asset	Basis	Rate
Automobiles	declining balance	30%
Computer equipment	declining balance	30%
Kiln – AGT, furniture and equipment and treatment equipment	declining balance	20%
Kiln – RSI facility	straight-line	10%
Land improvements	declining balance	8 to 20%
Leasehold improvements	straight-line over term of lease	term of lease
Software	declining balance	100%
Treatment building	declining balance	4%
Storage building and pads	straight-line	20 years

(f) Deferred costs:

The Company defers cost incurred related to development of new business. Deferred costs are amortized over five years, commencing in the year the business begins to operate. Costs related to unsuccessful business development efforts are expensed in the period this determination is made.

The Company defers costs incurred related to securing permits to operate their kilns. Deferred permit costs are amortized over ten years, commencing in the year the permit is secured. Costs related to unsuccessful permitting efforts are expensed in the period that this determination is made.

(g) Revenue recognition:

The Company recognizes revenue when the soil is treated in accordance with the review terms of remediation contracts with its customers. The remediation contracts specify the customer's requirements including the treatment and disposal of the soils. The Company considers the obligation for the disposal of the soils as perfunctory, unless a specific site is specific in the contract and accrues for the disposal costs at the time revenue is recognized. If a specific site is specified in the contract an additional fee is charged for disposal. Revenue related to disposal in a specified site is deferred until the soil is disposed. Deferred revenue is recorded when payment is received by the Company prior to the treatment of the soil.

(h) Stock-based compensation:

The Company's employee stock option plan is described in note 8(d). No compensation expense is recognized as the stock options are issued at the market value of the Company's shares at the date of the grant. Consideration received on the exercise of the stock options is credited to share capital.

(i) Translation of foreign currency:

BEIUS, a wholly-owned foreign subsidiary, has a Canadian dollar functional currency since its operations are integrated with those of its parent. The accounts of BEIUS have been translated into Canadian dollars as follows:

(i) monetary assets and liabilities at the year-end Canadian dollar rate;

(ii) non-monetary assets and liabilities at the historical rate of exchange; and

(iii) revenues and expenses at the rate at the time of the transaction.

Translation gains or losses are included in the determination of earnings.

(j) Fair value of financial instruments:

Carrying amounts of certain of the Company's financial instruments, including cash and term deposits, accounts receivable and accounts payable and accrued liabilities approximate fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(k) Treatment facility costs:

Periodically, the Company conducts a shut-down of its waste remediation facility to allow for inspection, necessary repairs and replacements. Estimated non-capital costs associated with these shut-downs are accrued in the accounts over the term to the next scheduled shut-down by a charge to operating expenses. Routine repairs and maintenance are expensed as incurred. Costs are included in capital assets where they extend the life, increase the capacity, or improve the safety of an asset.

(l) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). Changes in the net future tax asset or liability are included in earnings. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

(m) Net earnings (loss) per share:

Net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding. Fully-diluted earnings (loss) per share is calculated using the treasury stock method.

(n) Comparative figures:

Certain of the comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

3. CHANGE IN ACCOUNTING POLICY

Earnings per share

In 2001, the Company adopted the changes to CICA Handbook Section 3500, Earnings per Share, which modifies the method used to calculate fully diluted earnings per share from the imputed earnings approach to the treasury stock approach for determining the dilutive effects of warrants, options and similar instruments.

The treasury stock approach for determining diluted earnings per share is based on the assumption that all outstanding options, warrants and convertible debt were exercised or converted at the beginning of the year, if dilutive, and that the proceeds from such exercises or conversions were used to acquire common shares at the average market price during the reporting period. Any interest expense on the convertible debt would be added back to net earnings, net of taxes.

There are no changes to the 2000 fully diluted earnings per share as a result of the change in policy.

(Expressed in Canadian dollars)

Years ended December 31, 2001 and 2000

4. PROPERTY, PLANT AND EQUIPMENT

	2001			2000		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
Automobiles	**$ 59,377**	**$ 44,318**	**$ 15,059**	$ 89,873	$ 54,924	$ 34,949
Computer equipment	**275,837**	**117,672**	**158,165**	220,400	81,016	139,384
Furniture and equipment	**508,555**	**238,707**	**269,848**	409,237	186,639	222,598
Kiln – AGT	**800,000**	**659,223**	**140,777**	800,000	624,029	175,971
Kiln – RSI	**5,777,063**	**2,071,784**	**3,705,279**	2,105,891	1,801,458	304,433
Kiln – Kirkland	**3,108,118**	**–**	**3,108,118**	4,598,240	–	4,598,240
Land	**43,671**	**–**	**43,671**	35,570	–	35,570
Land improvements	**29,467**	**18,637**	**10,830**	29,467	17,201	12,266
Leasehold improvements	**58,322**	**37,825**	**20,497**	58,323	29,308	29,015
Software	**77,089**	**67,603**	**9,486**	58,148	37,962	20,186
Treatment building	**389,999**	**68,646**	**321,353**	270,583	57,744	212,839
Treatment equipment	**2,490,538**	**1,376,137**	**1,114,401**	2,420,049	1,061,006	1,359,043
Storage building and pads	**3,500,543**	**409,780**	**3,090,763**	3,315,433	275,733	3,039,700
	$17,118,579	**$ 5,110,332**	**$12,008,247**	$14,411,214	$ 4,227,020	$10,184,194

(Expressed in Canadian dollars)

5. OTHER ASSETS

	2001	2000
Goodwill	**$ 1,796,210**	$ 1,796,210
Accumulated amortization	**(1,149,572)**	(997,564)
Goodwill, net of amortization	**646,638**	798,646
Deferred business development costs (note 2(f))	**125,000**	–
Deferred permitting costs (note 2(f))	**1,950,828**	956,901
	$ 2,722,466	$ 1,755,547

The Company has 666,664 common share purchase warrants of Unisphere Waste Conversion Ltd. ("Unisphere"), received as additional compensation for a $500,000 debenture which was repaid by Unisphere in December 2000. The stock options are exercisable at $1.10, expiring between March 1, 2002 and September 1, 2010. Unisphere is a privately owned company and the fair value of these stock options would be impracticable to determine. Therefore, these stock options are not recorded in the consolidated balance sheet at December 31, 2001.

(Expressed in Canadian dollars)

6. LONG-TERM DEBT

(a) Long-term debt comprises the following:

	2001	2000
Western Economic Diversification loan, non-interest bearing,payable in increments of $30,000 for each of the first four incinerators sold	$ 116,390	$ 116,390
Note payable, bearing interest at prime rate plus 1%, payable in monthly instalments of $833, due in October 2002, secured by computer equipment	8,357	18,357
Mortgage payable, interest at 7.95%, payable in monthly instalments of $2,513 including interest, due in January 2002, secured by the mortgaged property	24,342	51,459
Bank loan payable in monthly instalments of $3,333 per month, due in December 2006. The facility is interest-free until July 2001, and thereafter interest is charged at 6.52%	–	200,000
Capital lease obligation, payable in monthly instalments of $2,795 per month, due in June 2001	–	13,666
Other miscellaneous long-term lease obligations, secured by the leased assets	–	14,567
Loan due to IT Corp payable in quarterly amounts of $151,568 (US$ 100,000) commencing April 1, 2001, plus $757,840 (US$ 500,000) on or before April 1, 2006 if the Company receives the specified volume requirements per the thermal treatment agreement from IT Corp	2,988,810	3,064,111
	3,137,899	3,478,550
Current portion of long-term debt	1,178,942	502,523
	$ 1,958,957	$ 2,976,027

(Expressed in Canadian dollars)

(b) The principal payments for long-term debt in each of the next four years are as follows:

Year ending December 31:	
2002	$ 1,178,942
2003	530,138
2004	567,371
2005	563,195
2006	181,863
Thereafter	116,390
	$ 3,137,899

(c) The loan due to IT Corp is payable in 20 quarterly instalments of U.S. $100,000, beginning April 1, 2001, and an instalment of U.S. $500,000 on or before April 1, 2006 once certain conditions are met by IT Corp. The loan bears no stated interest. The effective interest rate was determined to be 7% at the inception of the loan. In 2000, the Company and IT Corp entered into a contaminated soil supply agreement. Payments due under the loan may be reduced if IT Corp does not meet the terms specified under the supply agreement.

(d) The Company has provided a $100,000 guarantee over certain debts of a subsidiary.

(Expressed in Canadian dollars)

Years ended December 31, 2001 and 2000

7. SHARE CAPITAL

(a) The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of Series I non-voting redeemable preferred shares.

(b) The issued share capital of the Company is as follows:

	Common	Amount
Balance at December 31, 1999	10,173,500	$ 19,032,443
Issued during the year ended December 31, 2000 for:		
Exercise of options	2,577	10,051
Exercise of warrants	153,437	816,340
Shares repurchased and cancelled	(261,100)	(396,290)
	10,068,414	19,462,544
Shares repurchased for cancellation	(32,100)	(61,632)
Balance at December 31, 2000	10,036,314	19,400,912
Issued during the year ended December 31, 2001 for:		
Exercise of options	212,923	778,375
Exercise of warrants	148,804	708,898
Shares repurchased and cancelled	(35,200)	(67,936)
Balance at December 31, 2001	10,362,841	$ 20,820,249

(c) The Company was authorized by its Board of Directors to repurchase up to 913,379 shares of its outstanding common shares until July 6, 2001. During 2001, the Company repurchased and subsequently cancelled 35,200 (2000 – 293,200) of its common shares. The excess of the purchase price over the weighted average cost of common shares at the time of repurchase was recorded as an adjustment to retained earnings with the remainder reducing share capital. Retained earnings and share capital were reduced by $65,204 and $67,936 (2000 – $832,441 and $457,922) respectively.

(Expressed in Canadian dollars)

(d) Stock option plan:

The Company has reserved 2,797,550 common shares for future issuance under its stock option plan. The plan provides for the granting of options at the fair market value of the Company's stock at the grant date.

Stock option activity for 2001 and 2000 is presented below:

	2001		2000	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price
Outstanding, beginning of year	**1,174,423**	**$ 4.72**	837,000	$ 5.06
Granted	**566,000**	**4.95**	690,000	4.76
Exercised	**(212,923)**	**3.66**	(2,577)	3.90
Cancelled	**(137,000)**	**5.92**	(350,000)	5.00
Outstanding, end of year	**1,390,500**	**$ 4.52**	1,174,423	$ 4.72
Exercisable, end of year	**1,074,500**		1,036,923	

The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price per Share	Number exercisable	Weighted average exercise price per Share
$ 3.10–3.90	486,500	2.53	$ 3.42	459,500	$ 3.43
$ 4.00–5.40	699,000	3.04	4.30	440,000	4.92
$ 6.00–8.05	205,000	3.28	7.88	175,000	7.87
	1,390,500	2.90	$ 4.52	1,074,500	$ 4.84

(Expressed in Canadian dollars)

(e) At December 31, 2000, the Company had 148,804 warrants outstanding, each warrant entitling the holder to acquire one common share for an exercise price between $4.10 to $5.00, expiring between December 29, 2001 and December 29, 2003. These warrants were converted into common shares in 2001 for total consideration of $708,898.

8. INCOME TAXES

Income tax expense (recovery) varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rate of 39.62% to earnings before income taxes as shown in the following table:

	2001	2000
Combined Canadian federal and provincial income taxes at expected rate	$ 2,850,912	$ (1,014,600)
Provincial tax rate difference	(230,066)	102,178
Permanent and other differences	438,935	385,701
Change in valuation allowance	(591,119)	510,148
	$ 2,468,662	$ (16,573)

(Expressed in Canadian dollars)

The composition of the future tax assets at December 31 is as follows:

		2001		2000
Future tax assets				
Capital assets	$	**14,443**	$	13,081
Loss carryforwards		**334**		1,421,370
Share issue costs		**67,655**		134,872
Maintenance reserve		**71,115**		102,151
Total gross future tax assets		**153,547**		1,671,474
Valuation allowance		**(985)**		(592,104)
Net future tax assets		**152,562**		1,079,370
Future tax liabilities				
Capital assets		**407,644**		299,711
Deferred permitting costs		**822,443**		426,778
Other		**–**		30,663
		1,230,087		757,152
Net future income tax assets (liabilities)	$	**(1,077,525)**	$	322,218

Management believes that realization of the net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

(Expressed in Canadian dollars)

Years ended December 31, 2001 and 2000

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company expensed management fees of $189,975 (2000 – $262,867) to a company owned by a director and officer of the Company.

During the year ended December 31, 2001, the company expensed legal fees of $222,503 (2000 – $144,618) to the Company's legal counsel, of which one of the partners is a director of the Company.

10. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 10,105,369 (2000 – 10,268,855).

Fully diluted earnings per share reflect the dilutive effect of the conversion of the stock options and warrants outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised or converted at the beginning of the year or the date issued, if later. The number of shares used for the calculation of the fully diluted earnings per share is 10,377,808 (2000 – 11,288,536) based on application of the treasury stock method.

11. FINANCIAL INSTRUMENTS

(a) Foreign exchange risk management:

A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts.

(Expressed in Canadian dollars)

(b) Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever deemed necessary.

12. COMMITMENTS

The Company is committed to certain operating leases for equipment and premises through the year ending December 31, 2003. The annual payments are approximately as follows:

2002	$	79,000
2003		13,000

The Company is committed to funding a further $300,000 in 2002 towards the development of a new business (note 5).

13. SEGMENTED INFORMATION

The Company operates and manages its business in a single reporting operating segment, the business of remediating chlorinated hydrocarbon contaminated soil. Sales during the year to customers domiciled in the United States amounted to $14,130,155 (2000 – $5,004,293) and in Canada amounted to $9,292,419 (2000 – $2,962,281). Sales during the year to major customers included Customer A for $12,839,213 (2000 – $2,902,700), Customer B for $4,591,331 (2000 – $1,892,439), Customer C for $2,156,713 (2000 – $1,197,710), and Customer D for $1,290,942 (2000 – $906,523).

Directors and Officers

BOARD OF DIRECTORS

John A. Bennett
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
BENNETT ENVIRONMENTAL INC.

John DeVillars
EXECUTIVE VICE PRESIDENT
BROWNFIELDS RECOVERY CORPORATION, INC.

Pierre B. Meunier
PARTNER
FASKEN MARTINEAU DUMOULIN LLP

David Williams
PRESIDENT
ROXBOROUGH HOLDINGS INC.

Adam Lapointe
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PLURI-CAPITAL INC.

CORPORATE OFFICERS

John A. Bennett
CHIEF EXECUTIVE OFFICER

Peter D. Richardson
PRESIDENT

Rick Stern
CHIEF FINANCIAL OFFICER AND SECRETARY

Danny Ponn
VICE PRESIDENT ENGINEERING
AND CHIEF OPERATING OFFICER

Zul Tejpar
VICE PRESIDENT – BUSINESS DEVELOPMENT

Jean-François Landry
GENERAL MANAGER – TREATMENT CENTRE

Corporate Information

HEAD OFFICE

1540 Cornwall Road, Suite 208
Oakville, ON Canada
L6J 7W5
Tel: 905 339 1540
Fax: 905 339 0016
E-mail: info@bennettenv.com
www.bennettenv.com

VANCOUVER OFFICE

1130 West Pender Street, Suite 200
Vancouver, BC Canada
V6E 4A4
Tel: 604 681 8828
Fax: 604 681 6825

TREATMENT CENTRE

Récupère Sol Inc.
80 des Mélèzes
Saint Ambroise, QC Canada
G7P 2N4
Tel: 418 695 3302
Fax: 418 695 3303

LEGAL COUNSEL

Borden Ladner Gervais LLP
1200 Water Front Centre
200 Burrard Street
Vancouver, B.C.
V7X 1T2

AUDITORS

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
P.O. Box 10426
Pacific Centre
Vancouver, B.C.
V7Y 1K3

REGISTERED AND TRANSFER AGENT

Computershare Trust of Canada
510 Burrard Street
Vancouver, B.C.
V6C 3B9

TICKER SYMBOL

Toronto Stock Exchange "BEV"
American Stock Exchange "BEL"
Frankfurt Stock Exchange "BEW"

BENNETT
ENVIRONMENTAL INC.

1540 Cornwall Road, Suite 208, Oakville, ON Canada, L6J 7W5 E-mail: info@bennettenv.com www.bennettenv.com